FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 27, 2008

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 100, 1255 West Pender Street

Vancouver, B.C. Canada V6E 2V1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

▪

 EXHIBITS

Exhibit 99.1

Material Change Report dated February 25, 2007 (NR February 20, 2008)

Exhibit 99.2

Material Change Report dated February 25, 2007 (NR February 25, 2008)

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By: “Jacob H. Kalpakian”

(Signature)

President & Director

Date: February 27, 2008

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

EXHIBIT 99.1 Material Change Report dated February 25, 2007

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047 Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company”)

2.

Date of Material Change

February 20, 2008

3.

News Release

News release was issued on February 20, 2008 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company has closed, on February 19, 2008, the private placement entered into with Special Opportunity Limited  and has issued 5,000,000 Units in the securities of the Company at the purchase price of Cdn $0.17 per unit for total proceeds of Cdn $850,000.

5.

Full Description of Material Change

A copy of the News Release dated February 20, 2008 is attached as Schedule “A”.

Vancouver, British Columbia, February 20, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”), is pleased to announce that further to the Company’s news release dated January 9, 2008, the Company has closed, on February 19, 2008, the private placement entered into with Special Opportunity Limited  and has issued 5,000,000 Units in the securities of the Company at the purchase price of Cdn $0.17 per unit for total proceeds of Cdn $850,000.  The Units which have been issued have a hold period which expries on June 19, 2008.  Each Unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of Cdn $0.25 per common share.

The proceeds will be used towards the acquisition of the Exclusivity Rights from CY Foundation Group Limited as outlined in the Company’s news release dated January 9, 2008.

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated February 25, 2008.

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

SCHEDULE “A”

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

Vancouver, British Columbia, February 20, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”), is pleased to announce that further to the Company’s news release dated January 9, 2008, the Company has closed, on February 19, 2008, the private placement entered into with Special Opportunity Limited  and has issued 5,000,000 Units in the securities of the Company at the purchase price of Cdn $0.17 per unit for total proceeds of Cdn $850,000.  The Units which have been issued have a hold period which expries on June 19, 2008.  Each Unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of Cdn $0.25 per common share.

The proceeds will be used towards the acquisition of the Exclusivity Rights from CY Foundation Group Limited as outlined in the Company’s news release dated January 9, 2008.

For more information on the Company, please contact us at (604) 681-0204.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

//LVH_NR_February 20_2008 - Closing of SPO PP

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

EXHIBIT 99.2 Material Change Report dated February 25, 2007

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047 Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company”)

2.

Date of Material Change

February 25, 2008

3.

News Release

News release was issued on February 25, 2008 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

On February 25, 2008, the Company announced that it has entered into a 6 month agreement with GCM Global Capital GmbH (“GCM”), an investor relations firms located in Berlin, Germany.  In exchange for investor relations services, GCM will receive Cdn $5,000 per month and 200,000 stock options at $0.15 per share.

5.

Full Description of Material Change

A copy of the News Release dated February 25, 2008 is attached as Schedule “A”.

Vancouver, British Columbia, February 25, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it has entered into a 6 month agreement with GCM Global Capital GmbH (“GCM”), an investor relations firm located in Berlin, Germany.  In exchange for investor relations services, GCM will receive Cdn $5,000 per month and 200,000 stock options at $0.15 per share.

About Global Capital

GCM is an Investor Relations firm focusing mainly on the European market. A privately owned company operating out of Berlin and Frankfurt, GCM is well connected throughout Germany with many institutional and press connections.

About Las Vegas From Home.com Entertainment Inc.

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

LVFH is an e-gaming software developer specializing in internet and land based multiplayer games for the Asian market. Software provided by LVFH is available in multiple languages and currencies, giving gaming operators the tools they need to succeed in the Asian e-gaming marketplace. LVFH’s mission is to continue to develop innovative software for the Asian markets that is enjoyed by players and that delivers great results to operators.

LVFH does not permit its software to be used to accept wagers from the USA or Canada. For more information, visit our updated website at www.lvfh.com.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated February 25, 2008.

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008

SCHEDULE “A”

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

ANNOUNCES SIX (6) MONTH INVESTOR RELATIONS AGREEMENT

Symbols: LVH . TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin & Frankfurt Stock Exchanges

Vancouver, British Columbia, February 25, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it has entered into a 6 month agreement with GCM Global Capital GmbH (“GCM”), an investor relations firm located in Berlin, Germany.  In exchange for investor relations services, GCM will receive Cdn $5,000 per month and 200,000 stock options at $0.15 per share.

About Global Capital

GCM is an Investor Relations firm focusing mainly on the European market. A privately owned company operating out of Berlin and Frankfurt, GCM is well connected throughout Germany with many institutional and press connections.

About Las Vegas From Home.com Entertainment Inc.

LVFH is an e-gaming software developer specializing in internet and land based multiplayer games for the Asian market. Software provided by LVFH is available in multiple languages and currencies, giving gaming operators the tools they need to succeed in the Asian e-gaming marketplace. LVFH’s mission is to continue to develop innovative software for the Asian markets that is enjoyed by players and that delivers great results to operators.

LVFH does not permit its software to be used to accept wagers from the USA or Canada. For more information, visit our updated website at www.lvfh.com.

LVFH is a Canadian publicly listed company trading on the TSX Venture Exchange (symbol LVH), the US OTC Bulletin Board (LVFHF), and on the Frankfurt and Berlin Stock Exchanges (LVH).

For more information on the Company, please contact us at (604) 681-0204 or visit our website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

February 27, 2008